Filed Pursuant to Rule 425 of the Securities Act of 1933
Filer: Royal Bank of Canada
Subject company: Centura Banks, Inc.
Centura Banks, Inc. Exchange Act File Number: 001-10646

NOTICE TO:	All Employees of Centura Banks, Inc. and Affiliated Companies
Former employees with vested benefits under the Pension Plan
Retired employees entitled to benefits under the Pension Plan
Beneficiaries of deceased employees entitled to benefits under the Pension Plan
Pension Plan beneficiaries who are alternate payees under applicable qualified domestic relations orders

SUBJECT:	NOTICE OF CHANGES IN RETIREMENT PROGRAMS
	Increased Matching Contributions Centura Banks, Inc. 401(K) Plan EIN/PN: 56-1688522/003	Cessation of Benefit Accruals Pension Plan for the Employees of Centura Banks, Inc. EIN/PN: 56-1688522/001

Over the past few years, Centura has made changes to its employee benefits plans in an effort to maintain the affordability, value and competitiveness of these programs to you and your family. Recent changes to our retirement program have been phased in to encourage and empower you to take more responsibility for saving for your future financial security. Beginning next month, we will implement the next phase of our retirement program strategy as described in this memo.

401(k) Plan Enhancements

Centura is pleased to announce a more favorable matching contribution formula that will take effect on May 1, 2001. The existing “ESOP Match” will remain unchanged. You will continue to receive a dollar-for-dollar match on the first 3% of pay you defer, and this match will be invested automatically in the Centura stock account.

Beginning May 1, the Plan will also provide a performance-based matching contribution formula with respect to the second 3% of pay you defer. For the remainder of 2001 and all of 2002, the performance-based match is guaranteed each pay period to equal $1 for each dollar you contribute in excess of 3% of pay, up to 6% of pay. Beginning in 2003, this portion of the match will be determined at the end of each year and will vary based on company performance. The performance-based match on the second 3% of pay will be self-directed so you can invest it in the investment option(s) of your choice.

Generally, employees are only permitted to enroll in the 401(k) Plan and make salary deferral changes at the beginning of a calendar quarter. So that you may begin taking advantage of this 401(k) Plan enhancement immediately, the 401(k) Plan is being revised to permit new enrollments and changes in salary deferrals (payroll deduction amounts) with an effective date of May 1, 2001. The deadline to submit new enrollments and/or election changes is April 20, 2001. Thereafter, new enrollments and changes will be permitted on the first day of each calendar quarter.

Pension Plan Freeze

The increased 401(k) match coincides with another part of our retirement program strategy that becomes effective next month. As of April 30, 2001, Centura is freezing benefit accruals under the Pension Plan. The freeze will apply to all Participants except those who are currently eligible for normal retirement or who would become eligible for normal retirement on or before April 30, 2006 if they remained in service (“Grandfathered Participants”). Grandfathered Participants will accrue additional credited service through April 30, 2006. Benefit accruals for Grandfathered Participants will be frozen as of April 30, 2006.

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Unless you are a Grandfathered Participant, your Accrued Benefit under the Pension Plan will be frozen as of April 30, 2001, based on your Years of Credited Service through that date.

Notwithstanding the foregoing, all Participants shall continue to accrue years of service solely for purposes of vesting and eligibility for early retirement, based on the applicable provisions of the Pension Plan. What this means is that you will continue to be entitled to any benefits earned under the Pension Plan prior to the Plan being frozen. While you will not earn additional benefits under this Plan going forward (unless you are a Grandfathered Participant), you will continue to earn service towards vesting and early retirement eligibility under the Plan.

RBC Acquisition

We expect that Royal Bank of Canada’s acquisition of Centura will be completed sometime in the next two or three months, subject to stockholder and regulatory approvals. Centura’s shareholders will be asked to approve the acquisition at a special meeting on May 3, 2001. All 401(k) Plan participants will receive additional information about the acquisition and will be entitled to direct how their Centura stock in the Plan should be voted. An independent fiduciary will tabulate the votes confidentially. If the transaction is completed, all outstanding Centura stock, including stock in the 401(k) Plan, will be exchanged for RBC stock.

It is anticipated that after the transaction closes, RBC will begin the process of consolidating the U.S. employee benefit programs maintained by the various RBC companies. We understand that RBC’s vision is to design and offer a single program of retirement and welfare benefits to all United States employees of the RBC companies beginning in 2003. You will receive information during 2002 about additional benefit changes as decisions are finalized.

Conclusion

Centura will provide you with your 2001 Annual Benefit Statement sometime in May or early June. It will include your accrued benefit under the Pension Plan as of January 1, 2001. Please keep in mind that you will not lose any benefits you have already accrued through the Pension Plan as of April 30, 2001. The Pension Plan freeze is designed to help us reallocate some of the Bank’s resources to ensure our long-term competitiveness and financial strength in the marketplace. We trust that the increased 401(k) match will provide you with new and more flexible ways to prepare for your financial future.

If you have any questions, please contact the Benefits Department in Rocky Mount, or you may address any correspondence directly to the Plan Administrator at:

Centura Banks, Inc.
134 North Church Street (P.O. Box 1220)
Rocky Mount, NC 27804 (27802)
(252) 454-4400

April 6, 2001

Royal Bank of Canada has filed a registration statement and Centura Banks, Inc. has filed a prospectus/proxy statement and other relevant documents concerning the merger with the SEC. WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT, THE PROSPECTUS/PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors are able to obtain the documents free of charge at the SEC’s website, www.sec.gov. In addition, documents filed with the SEC by RBC and Centura are available free of charge from each company’s Investor Relations Department.